SEC Mail Processing Section

AUG 28 2008

Washington, DC 106

08032534

SECURI[redacted]ION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O' Leary 212-208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, August J. Hoerrner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine & Co., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

August J Hoerrner
Signature

PRESIDENT
Title

Teresa O'Leary
Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires February 14, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE & CO.

FINANCIAL STATEMENT

AS OF JUNE 30, 2008

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Chapdelaine & Co.

We have audited the accompanying statement of financial condition of Chapdelaine & Co. as of June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine & Co. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company, LLP

Certified Public Accountants

August 23, 2008
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2008

ASSETS

Cash	$ 4,774,193
Receivable from brokers and dealers	3,019,929
Prepaid expenses	249,319
Other current assets	580,517
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $956,219	177,254
Clearing deposits	1,323,962
Investment in non-marketable securities	30,515
Total Assets	$10,155,689

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Payable to brokers and dealers	$ 2,430,840
Accounts payable, accrued expenses and other liabilities	5,172,976
Total Liabilities	7,603,816
COMMITMENTS AND CONTINGENT LIABILITIES	
Partners' capital	2,551,873
Total Liabilities and Partners' Equity	$10,155,689

The accompanying notes are an integral part of this financial statement

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Chapdelaine & Co. ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. Transactions executed with broker-dealers and dealer banks in municipal products are self-cleared. Transactions executed in other fixed income products are cleared on a fully disclosed basis through Ridge Clearing and Outsourcing Solutions. The Company has signed an agreement with Pershing LLC to clear all transactions on a fully disclosed basis beginning August 29, 2008.

The Company records commission revenue net of related expenses on a trade date basis.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under capital leases, is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

As a partnership, the Company is not subject to Federal or State income taxes, but is subject to New York City Unincorporated Business Tax.

NOTE 2 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA) the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At June 30, 2008, the Company had net capital of $1,055,704, which exceeded the requirements by $704,212.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the Statement of Financial Condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments.

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2008

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through December 31, 2010, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2009	$1,040,180
2010	1,010,610
2011	505,305
Total	$2,556,095

Rent expense for the year ended June 30, 2008 totaled $616,183.

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2008 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2009	$29,145
2010	17,002
Total	$46,147

Counsel has advised that there is no litigation of a material nature pending against the Company.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2008

NOTE 5- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

END